Capital Senior Living Corporation
November 16, 2010
Via EDGAR
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Capital Senior Living Corporation
Form 10-K for the year ended December 31, 2009 (the "Form 10-K")
Filed March 11, 2010
File No. 001-13445
Dear Mr. Spirgel:
This letter sets forth the responses of Capital Senior Living Corporation (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 3, 2010 to Mr. Cohen, Vice Chairman of the Board and Chief Executive Officer of the Company (the “Comment Letter”) with respect to the above-referenced filing. For the convenience of the Staff, we have set forth below, in boldface type, the number and text of each comment in the Comment Letter followed by the Company’s responses thereto.
Form 10-K for the year ended December 31, 2009
Definitive Proxy Statement filed on Schedule 14A Incorporated by Reference
Compensation Process, page 16
1.
We note your discussion that the Compensation Committee historically relies in part upon the input and recommendations of both the supervisors of your named executive officers and your executive committee. In future filings, if different from the members of your executive committee, please disclose who the supervisors of your named executive officers are.

Response: The Company notes the Staff’s comment and in future filings intends to clarify that the supervisors of our named executive officers are the same as the members of our executive committee.
2.
We further note your disclosure that the Compensation Committee uses a peer group of companies for benchmarking named executive officer compensation with respect to total compensation paid. In future filings, please disclose whether the Committee targets the total compensation to fall within a specific percentile range of the peer group in order to be competitive in the market. If so, please disclose the percentage range.

Mr. Larry Spirgel
Securities and Exchange Commission
November 16, 2010

Response: In response to the Staff’s comment, the Company respectfully submits that it does not believe it engages in “benchmarking” within the meaning of Item 402(b)(2)(xiv) of Regulation S-K with respect to determining the total compensation paid to our named executive officers (i.e., the Compensation Committee does not target compensation of the Company’s named executive officers to fall within a specific percentile range of the peer group companies). The Compensation Committee generally reviews publicly available compensation information for comparable companies in the senior living industry. In addition, the Compensation Committee considers several factors before exercising its discretion in determining the total compensation of the Company’s named executive officers. The publicly available compensation information reviewed for peer group companies is used to assist the Compensation Committee in obtaining a general understanding of current compensation practices. The information is merely part of a larger competitive analysis and does not mandate a particular decision. In future filings, the Company intends to clarify the disclosure on this point.
Cash Performance Bonus, page 19
3.
In future filings, please consider disclosing, in tabular format, each named executive officer’s individual and corporate performance objectives, the percentage allocated to each objective as it relates to the eligible named executive officer’s base salary for such year, the target set by the Compensation Committee for each individual and corporate performance objective, and whether the Company and/or named executive officer achieved the target in the relevant fiscal year. In addition, please disclose the minimum, target and maximum amount of cash bonus payments each named executive officer can be awarded under the plan for such year.

Response: In response to the Staff’s comment, in future filings the Company intends to disclose, in tabular format, each named executive officer’s individual and corporate performance objectives, the percentage allocated to each objective as it relates to the eligible named executive officer’s base salary for such year, the target set by the Compensation Committee for each individual and corporate performance objective, and whether the Company and/or named executive officer achieved the target in the relevant fiscal year. In addition, the Company intends to disclose the minimum, target and maximum amount of cash bonus payments each named executive officer can be awarded under the plan for such year.
4.
Please also disclose in future filings whether each corporate and individual performance goal can be met at a lower level and, if so, whether there is a minimum threshold for performance for each objective.

Response: In response to the Staff’s comment, in future filings the Company intends to disclose whether each corporate and individual performance goal can be met at a lower level, and, if so, whether there is a minimum threshold for performance for each objective. See also our response to Comment 3 above.

Mr. Larry Spirgel
Securities and Exchange Commission
November 16, 2010

Grants of Plan-Based Awards, page 30
5.	In future filings, revise the table to include the estimated future payouts under your non-equity incentive plan awards. See Item 402(d)(2)(iii) of Regulation S-K.
Response: The Company notes the Staff’s comment and in future filings will include, if applicable, the estimated payouts under our non-equity incentive plan awards in the Grants of Plan-Based Awards table, but will change the heading over columns (c), (d) and (e) of such table to “estimated possible payouts under non-equity incentive plan awards” in accordance with Question 120.02 of the Staff’s Compliance & Disclosure Interpretations.
Termination of Employment and Change in Control Arrangements, page 33
6.	In future filings, provide the definition of “cause” as discussed in connection with your employment agreements.
Response: In response to the Staff’s comment, the Company will provide the definition of “cause” with respect to the employment agreements for our named executive officers.
Director Compensation, page 42
7.
We note you do not provide footnote disclosure in the Director Compensation table related to the $15,045 paid to Mr. Stroud in 2009. In future filings, please provide footnote disclosure related to compensation reported in the “All Other Compensation” column of the table if the compensation is not a perquisite or personal benefit and whose value exceeds $10,000. Refer to Instruction 2 to Item 402(k)(2)(vii) of Regulation S-K.

Response: The Company notes the Staff’s comment and in future filings intends to provide footnote disclosure related to compensation reported in the “All Other Compensation” column of the Director Compensation table to the extent required by Item 402(k)(2)(vii) of Regulation S-K.
In addition, pursuant to your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
******

Mr. Larry Spirgel
Securities and Exchange Commission
November 16, 2010

Should any member of the Staff have any questions or additional comments regarding the Company’s responses to the Staff’s comments set forth above, please do not hesitate to call David R. Brickman at (972) 308-8366 or by facsimile at (972) 340-2666.

Sincerely,
/s/ Lawrence A. Cohen
Lawrence A. Cohen
Vice Chairman of the Board and Chief Executive Officer Capital Senior Living Corporation

cc:	Reid S. Hooper, Attorney-Advisor, Securities and Exchange Commission
Ralph A. Beattie, Capital Senior Living Corporation
David R. Brickman, Capital Senior Living Corporation
Chris Lane. Capital Senior Living Corporation
Winston W. Walp, II, Fulbright & Jaworski L.L.P.